Commission File Number 001-31914

Exhibit 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Twentieth Meeting of the Sixth Session of the Board of Directors of China Life Insurance Company Limited

The twentieth meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on October 29, 2019 at the conference room located at A18 of China Life Plaza in Beijing. The directors were notified of the Meeting by way of a written notice dated October 14, 2019. Out of the Company’s eleven directors, eight directors attended the Meeting. The following directors attended the Meeting in person, including Su Hengxuan and Li Mingguang, executive directors of the Company, Wang Junhui, non-executive director of the Company, and Chang Tso Tung, Stephen and Robinson Drake Pike, independent non-executive directors of the Company. Yin Zhaojun, non-executive director of the Company, and Tang Xin and Leung Oi-Sie Elsie, independent non-executive directors of the Company, attended the Meeting by way of telecommunication. Wang Bin, chairman and executive director of the Company, was on leave for other business and authorized in writing, Su Hengxuan, executive director of the Company, to act on his behalf, cast the votes and preside over the Meeting for him. Yuan Changqing and Liu Huimin, non-executive directors of the Company, were on leave for other business and authorized in writing, respectively, Wang Junhui, non-executive director of the Company, and Robinson Drake Pike, independent non-executive director of the Company, to act on their behalf and cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by executive director Su Hengxuan. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on the 2019 Third Quarter Report of the Company

The independent directors gave their independent opinions and agreed on the changes in accounting estimates for the third quarter of 2019.

Voting result: 11 for, 0 against, with no abstention

2.	Proposal on the 2019 Third Quarter Solvency Report of the Company

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

3.	Proposal on Establishing the Related Party Transaction Control Committee under the Board of Directors

Pursuant to the relevant provisions under the Measures for the Administration of Related Party Transactions of Insurance Companies issued by the China Banking and Insurance Regulatory Commission, the Company will establish a related party transaction control committee under the Board. The related party transaction control committee will consist of independent directors Tang Xin, Chang Tso Tung, Stephen, Robinson Drake Pike and Leung Oi-Sie Elsie. Tang Xin will be the chairman of the committee.

Voting result: 11 for, 0 against, with no abstention

4.	Proposal on Amending the Articles of Association of the Company

The Board agreed to submit the proposal to the shareholders meeting of the Company for approval. For details, please refer to a separate announcement filed by the Company on the same date of this announcement.

Voting result: 11 for, 0 against, with no abstention

5.	Proposal on Amending the Rules of Procedures for the Board of Directors

The Board agreed to submit the proposal to the shareholders meeting of the Company for approval.

Voting result: 11 for, 0 against, with no abstention

6.	Proposal on Renewal of the Framework Agreement for Daily Connected Transactions between the Company and China Guangfa Bank Co., Ltd.

Affiliated directors Wang Bin and Yin Zhaojun abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the shareholders meeting of the Company for approval. Please refer to a separate announcement issued by the Company on the same date of this announcement for the details.

Voting result: 9 for, 0 against, with no abstention

7.	Proposal on Convening the First Extraordinary General Meeting of the Company for 2019

Voting result: 11 for, 0 against, with no abstention

8.	Proposal on Two Insurance Products including China Life Xin Fu Bao Annuity Insurance Product

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

October 29, 2019